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                                   TV AZTECA


                           FIRST QUARTER EBITDA UP 6%
                  TO A RECORD OF Ps.535 MILLION (US$50 MILLION)

                           -- EBITDA Margin of 39%--


               -- Results Confirm Flexibility to Match Costs with
                         Seasonal Advertising Demand--


FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  April 24, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today first quarter net sales of Ps.1,365 million (US$127 million) and a five-year record EBITDA for a first quarter of Ps.535 million (US$50 million), 2% and 6% increases, respectively, over the prior year period. First quarter EBITDA margin rose one percentage point to 39%.

     "TV Azteca's solid EBITDA reflect our permanent focus on carefully adapting costs to ad market conditions," said Pedro Padilla, Chief Executive Officer of TV Azteca. "During the first quarter, we further improved cost controls for internal production and adjusted our programming lineup to reflect seasonally lower needs for advertising. The results are clear through increased profitability."

     "A strong EBITDA delivered in the lowest part of the annual advertising curve reinforces our prospects for continued profitability for the full year, and sets the foundation for robust cash flows," Mr. Padilla added. "This places us on the right track to carry out our six-year plan for uses of free cash flow, which includes granting distributions to shareholders in the very near future."

First Quarter Results
---------------------

     Net sales grew 2% to Ps.1,365 million (US$127 million), up from Ps.1,332 million (US$124 million) for the same period of 2002. Total costs and expenses rose 1% to Ps.830 million (US$77 million), from Ps.825 million (US$77 million) for the same quarter of last year. As a result, the company reported EBITDA of Ps.535 million (US$50 million), 6% higher than Ps.507 million (US$47 million) in the first quarter of 2002. Net income for the quarter was Ps.75 million (US$7 million) compared with Ps.213 million (US$20 million) for the same period of 2002.


         Millions of pesos 1 and dollars 2 except percentages and per share amounts.

-------------------------------------------------------------------------------
                       1Q 2002                1Q 2003             Change
                                                               US$       %
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net Revenue
     Pesos            Ps. 1,332              Ps. 1,365
     US$               US$ 124                US$ 127           3       +2%

EBITDA 3
     Pesos             Ps. 507                Ps. 535
     US$                US$ 47                US$ 50            3       +6%

Net Income
     Pesos             Ps. 213                Ps. 75
     US$                US$ 20                 US$ 7           (13)     -65%

Income per ADS 4
     Pesos             Ps. 1.13              Ps. 0.40
     US$               US$ 0.11              US$ 0.04         (0.07)    -65%

-------------------------------------------------------------------------------

1    Pesos of constant purchasing power as of March 31, 2003.
2 Conversion based on the exchange rate of Ps.10.76 per US dollar as of March 31, 2003.
3    EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
4    Calculated based on 188.9 million ADSs outstanding as of March 31, 2003


Net Revenue
-----------

     The 2% increase in net sales reflects constant first quarter advertising rates, and a 2% increase in weighted average full-day utilization of commercial airtime, compared with the same period of the prior year.

     First quarter net revenue includes sales of programming abroad of Ps.40 million (US$4 million), which was 25% above the Ps.32 million (US$3 million) of the first quarter of the prior year. Growth in programming exports was principally driven by sales of our musical reality show La Academia in certain markets of Latin America and Asia, and our novelas La Duda and Enamorate in Latin American countries.

     During the first quarter, TV Azteca reported content and advertising sales to Todito.com of Ps.37 million (US$3 million), and Ps.43 million (US$4 million) in advertising sales to Unefon. In the first quarter of 2002, sales to Todito and Unefon were Ps.43 million (US$4 million) and Ps.16 million (US$1 million), respectively.

     Non-cash revenue decreased during the first quarter. Barter sales were Ps.23 million (US$2 million) compared with Ps.33 million (US$3 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.32 million (US$3 million), compared with Ps.56 million (US$5 million) of the first quarter of 2002.

Total Costs and Expenses
------------------------

     The 1% increase in first quarter costs and expenses resulted from the combined effect of a 3% reduction in programming, production and transmission costs to Ps.569 million (US$53 million) from Ps.586 million (US$54 million) in the prior year period, and a 9% increase in administration and selling expense to Ps.261 million (US$24 million) from Ps.239 million (US$22 million) in the same quarter a year ago.

     "The decrease in costs results from production of content at levels aligned with expected revenue, and a reinforced scrutiny on the costs and returns of every show on our programming grid," said Carlos Hesles, Chief Financial Officer of TV Azteca. "Our costs management translated into further efficiency gains, and places us on track to generate our ultimate goal of creating free cash flow of US$125 million in 2003."

     The 9%  increase in  administration  and selling  expense  reflects  higher
personnel,   travel  and  operating  expenses,   primarily  related  to  growing
international and local operations.

EBITDA and Net Income
---------------------

     The 2% increase in first quarter net revenue combined with a 1% growth in costs and expenses resulted in EBITDA of Ps.535 million (US$50 million), up 6% from the first quarter of last year, and the highest level since 1998.

     First quarter net income decreased 65% to Ps.75 million (US$7 million), compared with Ps.213 million (US$20 million) for the same period of 2002. The decrease in net income was primarily influenced by a Ps.93 million (US$9 million) exchange loss following a 4% peso depreciation against the dollar during the quarter, compared with a Ps.70 million (US$7 million) exchange gain resulting from a 2% appreciation of the peso in the same quarter of 2002.

     TV Azteca also recorded Ps.10 million (US$1 million) of other financing expenses in the first quarter compared with Ps.33 million (US$3 million) of other financing income in the same period of the previous year. The first quarter financing expense primarily reflects the cost of hedging the company's short term dollar denominated maturities against exchange rate fluctuations, and quarterly amortizations of expenses related to the issuance of TV Azteca's 2004 and 2007 senior notes. Other financing income recorded in the first quarter of 2002 reflects gains in TV Azteca's portfolio investments, net of quarterly amortizations of expenses related to the issuance of TV Azteca's 2004 and 2007 senior notes.

Azteca America: Agreement with Pappas
-------------------------------------

     During the first quarter Azteca America Network, the company's wholly-owned broadcasting network focused on the U.S. Hispanic market, signed final agreements with Pappas Telecasting Companies, the majority owner and operator of Azteca America affiliates in Los Angeles, San Francisco, Houston and Reno markets, to resolve litigation between the parties.

     Under these agreements, the Pappas companies acquired the 25% equity interests owned by Azteca America in the Houston and San Francisco stations, as well as a note for US$52 million, plus accrued interest payable to TV Azteca. In return Azteca America received a note for US$128 million payable on May 31, 2003, with a conditioned grace period of up to June 30, 2003, and an increasing principal amount after April 30, 2003.

     If the note is not paid in accordance with the agreed schedule, Azteca America and the Pappas affiliate in Los Angeles will enter into a three-year local marketing agreement (LMA) under which Azteca will provide programming and services to the Los Angeles station KAZA-TV. Azteca America will be entitled to retain all advertising revenue derived from the programming it supplies to the station during the term of the LMA and will pay Pappas Telecasting an annual LMA fee of US$15 million. However, Azteca's payments under the LMA will be offset by the interest payable on the note.

     If the LMA becomes effective, Azteca America will also have the option to purchase, up to the permissible statutory maximum of 25%, the assets of KAZA-TV and to nominate a qualified U.S. entity to acquire the remaining interest from Pappas, for US$250 million total price, less any then-unpaid principal and interest on the note.

Favorable Outcome from Echostar
-------------------------------

     Also during the first quarter, a U.S. court denied Echostar's request for a preliminary injunction against TV Azteca that would have prevented TV Azteca from directly or indirectly distributing its Channel 13 network programming to cable operators and satellite in the United States.


     Azteca America Network noted that the court resolution ultimately benefits its viewers, who preserve their right to watch high quality Spanish-language television programming on their local cable systems and satellite, which translates into solid prospects for strengthening the network's expansion in the U.S. Hispanic market.

Uses of Cash
------------

     In February TV Azteca announced a six-year course of action for uses of its free cash flow generation, to reduce its outstanding indebtedness by approximately US$250 million and to make distributions to its shareholders in an aggregate amount of approximately US$500 million.

     TV Azteca expects to pay the initial distributions under this plan in the next few months. The company believes that by distributing the benefits of its solid profitability it will add further value to all of its security holders.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

              Bruno Rangel                                  Omar Avila
             5255 3099 9167                               5255 3099 0041
        jrangelk@tvazteca.com.mx                      oavila@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx


(financial tables follow)

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED RESULTS OF OPERATIONS*
         (Millions of Mexican pesos of March 31, 2003 purchasing power)

                                                                     Millions of US Dollars**
                                                                     ------------------------
                                First quarter ended March 31,     First quarter ended March 31,
                                -----------------------------     -----------------------------
                                     2002          2003              2002        %        2003           %         Change
                                -------------   ------------      ----------           ---------                -----------
                                                                                                                 Dls      %
                                                                                                                 ---      -
Net revenue                     $   1,332       $   1,365       $     124       100%    $     127       100%     3       2%
Programming, production
  and transmission costs              586             569              54        44%           53        42%    (2)     -3%
Sales and administrative
  expenses                            239             261              22        18%           24        19%     2       9%
                                ----------      ----------      ----------             -----------             -----

EBITDA                                507             535              47        38%           50        39%     3       6%

Depreciation and
  amortization                        127              84              12                       8               (4)

                                ----------      ----------      ----------             -----------             -----
Operating profit                      380             451              35        29%           42        33%     7      19%
                                ----------      ----------      ----------             -----------             -----

Other expense - Net                   (74)            (82)             (7)                     (8)              (1)
                                ----------      ----------      ----------             -----------             -----

Comprehensive financing cost:
Interest expense                     (172)           (179)            (16)                    (17)              (1)
Other financing income
  (expense)                            33             (10)              3                      (1)              (4)
Interest income                        58              45               5                       4               (1)
Exchange gain (loss) -
  Net                                  70             (93)              7                      (9)             (15)
Loss on monetary
  position                            (22)            (14)             (2)                     (1)               1

Net comprehensive               ----------      ----------      ----------             -----------             -----
  financing cost                      (33)           (251)             (3)                    (23)             (20)
                                ----------      ----------      ----------             -----------             -----

Income before provision
  for income tax and
  deferred income tax                 273             118              25       20%            11        9%     (14)   -57%

Provision for:
Income tax                            (67)            (43)             (6)                     (4)               2
Deferred income tax
  benefit                               7               -               1                       -               (1)
                                ----------      ----------      ----------             -----------             -----

Net income                      $     213       $      75       $      20       16%     $       7       5%      (13)   -65%
                                ==========      ==========      ==========             ===========             =====

Net (loss) income of
  minority stockholders         $    (0.1)      $     0.5       $      (0)              $       0                0
                                ==========      ==========      ==========             ===========             =====

Net income of majority          ----------      ----------      ----------             -----------             -----
  stockholders                  $     213       $      75       $      20               $       7               (13)
                                ==========      ==========      ==========             ===========             =====

End of period exchange
  rate                          $    9.02       $   10.76



*    Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2003 expressed as of March 31, 2003 purchasing power, translated at the exchange rate of PS. 10.76 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
         (Millions of Mexican pesos of March 31, 2003 purchasing power)

                                                             Millions of US Dollars **
                                                            --------------------------
                                  At March 31,                     At March 31,                         Change
                           ------------------------         --------------------------           ----------------
                             2002             2003            2002             2003               Dls       %
                            ------           ------          ------           ------

Current assets:
Cash and cash             $  1,797         $  1,781          $  167         $    166               (1)
 equivalents
Accounts                     3,924            4,198             365              390               25
 receivable
Other current                1,238            1,035             115               96              (19)
 assets

Total current                6,959            7,014             647              652                 5        1%
 assets

Accounts                     1,904            2,087             177              194               17
 receivable from
 Unefon
Property, plant              2,259            2,272             210              211                1
 and equipment-Net
Television                   3,756            3,785             349              352                3
 concessions-Net
Invesment in                 1,847            1,756             172              163               (8)
 Unefon
Invesment in                   379              302              35               28               (7)
 Todito
Investment in                  692            1,166              64              108               44
 Aztecs America
Exhibition rights            1,035            1,335              96              124               28
Other assets                 1,232            1,267             114              118                3
Goodwill -Net                  680              640              63               59               (4)

Total long term             13,784           14,610           1,281            1,358                77        6%
 assets                   --------         --------          ------         --------              ----

Total assets              $ 20,743           21,624          $1,928         $  2,010                82        4%
                          ========         ========          ======         ========              ====
Current
 liabilities:
Short-term debt           $    469         $    498          $   44         $     46                3
Guaranteed
 senior notes                                 1,345                              125              125
Other current                1,283            1,486             119              138               19
 liabilities

Total current                1,752            3,329             163              309               147       90%
 liabilities

Long-term
 liabilities
Guaranteed                   4,048            3,228             376              300              (76)
 senior notes
Bank loans                   1,462            1,324             136              123              (13)
Advertising                  4,435            4,221             412              392              (20)       -5%
 advances
Unefon                       2,255            2,145             210              199              (10)
 advertising
 advance
Todito advances                673              480              63               45              (18)
Other long term                187              193              17               18                1
 liabilities
Deferred income                                  26                                2                2
 tax payable

Total long-term             13,060           11,617           1,214            1,080              (134)     -11%
 liabilities              --------         --------          ------         --------              -----
Total liabilities           14,812           14,946           1,377            1,389                12       1%

Total
 stockholders'
 equity                      5,931            6,678             551              621                69       13%
                          --------         --------          ------         --------              -----
Total
 liabilities
 and equity                 20,743           21,624           1,928            2,010                82        4%
                          ========         ========          ======         ========              =====

End of period
 exchange rate            $   9.02         $  10.76

*    Mexican GAAP.
** The U.S. dollar figures represent Mexican peso amounts as of March 31, 2003, expressed as of March 31, 2003 purchasing power, translated at the exchange rate of Ps. 10.76 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                    -----------------------------------------
                 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 --------------------------------------------------------
             (Millions of Mexican pesos of March 31, 2003 purchasing power)
             -------------------------------------------------------------

                                                                            First quarter ended March 31,
                                                                            -----------------------------
Operations:                                                                  2002          2003
----------                                                                   ----          ----



Net income                                                                  $   213         $   75
Charges (credits) to results of operation not affecting resources
Amortization of concessions and goodwill                                         40             11
Depreciation                                                                     87             73
Equity method in associate and affiliates                                         7            (36)
Deferred income tax benefit                                                      (7)             -

Net change in accounts receivable, inventories, exhibition rights,
related parties, accounts payable and accrued expenses                          488            528
Unefon advertising advances                                                     (33)           (51)
Todito advertising, programming, and services advances                          (52)           (31)
Advertising advances                                                           (266)          (283)
                                                                            --------        -------
Resources provided by operations                                                477            286
                                                                            --------        -------
Investment:
Acquisition of property, machinery and equipment -Net                           (31)           (73)
Advance payments to Pappas Telecasting Companies, through
Azteca America                                                                  (30)

Minority interest                                                                 -              -
                                                                            --------        -------
Resources used in investing activities                                          (61)           (73)
                                                                            --------        -------
Financing:
Guaranteed senior notes                                                        (121)            97
Bank loans -Net                                                                (171)            59
Repurchase of shares                                                            (38)             -
Sale of treasury shares                                                          39              -
                                                                            --------        -------
Resources (used in) provided by financing activities                           (291)           156
                                                                            --------        -------
Increase in cash and cash equivalents                                           125            369

Cash and cash equivalents at beginning of period                              1,672          1,412
                                                                            --------        -------

Cash and cash equivalents at end of period                                  $ 1,797        $ 1,781
                                                                            ========       ========
